Mail Stop 6010

February 24, 2007

Leonard Goldberg
Chief Executive Officer
Greenlight Capital Re, Ltd.
802 West Bay Road, The Grand Pavilion
Grand Cayman, KY 1-1205
Cayman Islands

Re: Greenlight Capital Re. Ltd.
Form S-1 Registration Statement
File No. 333-13993

Dear Mr. Mitchell:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments applicable to the entire document

1.   We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

- Summary Financial Data
- Use Of Proceeds
- Capitalization
- Dilution

- The Option Grants Table
- Shares Eligible For Future Sale
- The Principal Stockholders Table
- Description of Capital Stock

Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a "red herring" prospectus.

2.   Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

3.   In a number of places in your document you have used technical jargon that is not likely to be understood by your readers. In the introductory paragraph on page 1 you indicate that you have included a glossary of reinsurance terms beginning on page G-1 and that throughout the prospectus you have printed these terms in boldfaced type the first time they are used. Technical jargon should not appear in the forefront of the prospectus. Please refer to Rule 421 of Regulation C. In the remainder of the prospectus you should minimize the use of jargon. If you cannot convey information without using jargon, please explain what the jargon means at the first place the terms appear. Your reliance on a glossary is not sufficient. Additionally, eliminate the use of boldface type for these terms.

Prospectus Cover Page

4.   Please remove the term "Joint Book-Running Managers" from the cover page. You may discuss the details of your underwriting arrangement in the "Underwriting" discussion.

<u>Summary – page 1</u>

<u>Company Overview – page 1</u>

5.   The description of what you do is written in language that is very vague and amorphous.
        Please revise it to explain, clearly and concisely, what your business is and how you
        conduct it. Here are some examples of the type of language that needs to be revised.
        You should make similar revisions throughout the document wherever this sort of
        language appears, such as in the Risk Factors and the "Business" section.

- "a differentiated reinsurance and investment strategy"

- "opportunistically offering customized reinsurance solutions in market segments
  that we believe present favorable risk-adjusted return characteristics"

- "an absolute return, value-oriented philosophy"

- "we seek to capitalize on market dislocations…"

- "structured to align the interests of our clients with our own"

- "attempts to generate superior, long-term risk-adjusted returns by primarily
  investing …in developed markets"

- "a value-oriented investment manager that seeks to identify a company's
  fundamental economic drivers and to exploit market pricing inefficiencies in
  order to maximize risk-adjusted returns"

- "traditional reinsurance metrics"

- "proprietary actuarial modeling techniques"

- "maintaining a disciplined balance sheet"

- "retrocessional protection…in order to mitigate concentrations of risk"

- "our internal return hurdle"

- "risk-free rate instead of historical investment returns"

- "superior risk-adjusted return characteristics"

6.   The term "absolute return, value-oriented philosophy" may easily be misunderstood by investors as referring to a guaranteed return. Please revise to eliminate the use of this term when referring to your investment strategy.

7.   It appears that you are conducting your business in a fashion very different from the way that reinsurance companies generally conduct their business. We think that you need to clearly, but briefly, outline in the summary how your operations differ from that of most reinsurance companies. You should also clearly state that your short operating history does not provide an adequate basis for evaluating the potential success of your approach to the reinsurance business. You should provide a significantly more detailed discussion of the differences in the "Business" section. The more detailed discussion should also contain an explanation of the basis for your belief that your operations will produce results superior to those of traditional reinsurance companies.

8.   Please expand the discussion in the third paragraph of the "Overview" to indicate that the company has only minimal oversight over the investment activities of DME Advisors, LP and briefly explain how your arrangement differs from that normally found between a reinsurance company and its investment advisor(s).

9.   In the same paragraph, please delete the reference to an "annualized return" and replace it with the actual return for each fiscal year since your inception.

10.   Please expand the first paragraph on page 2 to include a discussion of the payouts to date under your reinsurance contracts. Since reinsurance claims need time to develop, the current presentation does not give a balanced picture of your current financial condition. Your disclosure should make this clear and should discuss how these results are likely to change in the future.

11.   Since you indicate, in the fourth bullet on page 3, that you expect your reinsurance contracts to be "sizable," and since you have such a limited operating history, please disclose the number and size of the agreements you have entered into since you began your underwriting activities in April of 2006.

Market Trends and Opportunities – page 2

12.   You say that the property and casualty insurance industry experiences shortages of capacity in "certain product lines" from time to time and that you intend to focus on these lines. Please expand the discussion to briefly discuss where these shortages are occurring at the present time and what lines your reinsurance contracts currently cover.

Our Competitive Strengths – page 2

13.   This section is repeated verbatim in the Business section. Please revise to provide a summary here, rather then repeating the entire section. Similarly, revise "Our Strategy."

14.   Please balance the discussion of your competitive strengths by including a discussion of your weaknesses. The discussion of your weaknesses should be of equal prominence. Please note that while you consider the non-traditional investment approach to be a strength of your business, the approach carries more risk than the traditional investment approach used by many insurance companies. The risks associated with your investment approach, including the percentage of your assets invested in equity securities should be described in your summary and discussed in more detail in the risk factor section.

15.   Please quantify the comparisons and claims you make in the second and third bullets under this subheading.

16.   In the second bullet point you state that your goal is to achieve attractive economic returns without focusing on traditional reinsurance metrics. Please explain what metrics you will use to measure the economic returns of your reinsurance contracts.

17.   Please identify the "traditional fixed-income portfolios" you are comparing your results to in the third bullet point.

18.   Please refer to the last bullet in this subsection, where you state that your balance sheet "is not encumbered by issues of historic loss reserve adequacy, uncollectible retrocession or indebtedness." Please delete the word "unencumbered" and explain that the reason your balance sheet does not include these "issues" is that you have been in business for less than one year so you have not yet had time for these issues to develop. You should also address the likelihood that these "issues" will affect your balance sheet in the future. You should also address the difficulty that a new reinsurer has in estimating its need for reserves and the fact that you are making equity investments in a rising equity market.

Our Strategy – page 3

19.　In the third bullet you say that part of your strategy is "managing our capital prudently relative to our risk exposure." Please briefly explain here, and in more detail in the "Business" section, how your operations and investing strategy are designed to accomplish this.

20.　Please refer to the fourth bullet in this section. Please revise the bullet to explain why reinsurance companies traditionally invest in fixed-income investment strategies, and to discuss the potential downside risk of your investment strategy.

Risks Relating to Our Business and this Offering – page 4

21.　Please revise the third bullet point to include a discussion of how your customized approach may present additional uncertainty in establishing reserves.

22.　Please refer to the first bullet on page 5. Please tell us, with a view towards disclosure in the prospectus, how often A.M. Best will be reviewing your operations and whether you are subject to more scrutiny as a new company.

23.　Please revise the first bullet point on page 5 to disclose the number of your current reinsurance contracts that allow the policy holder to terminate the reinsurance agreement if your rating is downgraded. Disclose the rating that you must maintain to ensure that the agreements will not be terminated.

24.　Please briefly explain, in the last bullet on page 4, why you will be required to obtain letters of credit and disclose the amount of your current outstanding letters of credit and your letter of credit facilities.

25.　Please tell us, with a view towards disclosure in the prospectus, what exception from the Investment Company Act you are relying on and provide us with an analysis supporting your determination that the exception is available to you. Your analysis should include all facts upon which your determination is based. Additionally, if you have reasons for believing that the exception might be deemed inapplicable to your operations, please disclose these reasons here. We may have further comment after reviewing your response.

26.　Please further explain the aspects of your operations that would not be permissible under the Investment Company Act if the exception were not available to you. We may have further comment after reviewing your response.

27.   Please refer to the last bullet on page 5. We note that elsewhere in the document you indicate that both companies were charactized as PFIC's in 2005 and apparently in 2006 as well. Please disclose this in the bullet.

The Offering – page 7

28.   Please tell us why you believe it is appropriate to exclude the shares being purchased by Mr. Einhorn in the concurrent private placement from the information included in this prospectus. In the alternative, please revise the document to include this information.

Summary Financial Data, page 8

Selected Consolidated Financial Data, page 32

29.   The number of shares you use to calculate basic adjusted book value per share is different from that used to calculate basic earnings per share. It appears that you use shares outstanding at the end of the period to calculate your basic adjusted book value per share. It is not clear how you calculate your diluted adjusted book value per share. Please add footnotes to clarify how you calculate your basic and diluted adjusted book values per share. In addition, please disclose the shares used to calculate your diluted adjusted book value per share.

Risk Factors – page 10

30.   Please revise to include a separate standalone risk factor discussing the risks involved in the concentration of your business in eight reinsurance agreements and three brokers. Your risk factor should identify the insured party in the agreements constituting 10% or more of your total revenues and the brokers. Additionally, Item 601(b)(10)(ii)(B) requires that every material contract ordinarily accompanying the kind of business conducted by the registrant must be filed as an exhibit if the business is substantially dependent on the agreement. It would appear that you are required to file many of these reinsurance agreements as exhibits to your registration statement. If you have agreements with these brokers, they should also be filed as exhibits.

31.   Please include a separate risk factor disclosing that your focus on customized reinsurance solutions and business that is difficult to place or that is not already sold by brokers may make your reinsurance products more difficult to price than standard reinsurance agreements and the potential consequences. Alternatively, explain why you believe the risk factor is not appropriate.

32.   Please include a risk factor discussing the consequences of not purchasing retrocessional coverage or explain to us why you believe that it does not constitute a significant risk.

33.   Please include a separate risk factor discussing the difference between Cayman Islands requirements and Delaware requirements relating to interested party transactions.

Our results of operations will fluctuate from period to period and may not be indicative of our long-term prospects – page 10

34.   Please briefly explain why your investment strategy is likely to be more volatile than traditional fixed-income strategies.

We are a start-up operation and there is limited historical information available for investors to evaluate our performance or a potential investment in our Class A Ordinary Shares. – page 10

35.   Please expand the third bullet to identify what an acceptable "financial strength rating" would be.

36.   Please include a bullet discussing the fact that you have not yet had to pay out on claims, or have only made minimal payments, under your reinsurance agreements.

37.   In the last bullet you refer to "the risk of an adverse tax characterization if we are unable to implement our business plan." You need to discuss this in greater detail. Please quantify the risk and provide an adequate factual context for evaluating it.

Established competitors with greater resources may make it difficult for us to effectively market our products or offer our products at a profit. – page 11

38.   Please explain what a "reinsurance intermediary" is.

39.   Since you are a start-up company, please explain how you expect to compete in regard to "experience in the particular lines of reinsurance to be written." Also discuss how your plan to write in whatever lines of reinsurance you believe are subject to "market dislocation" at a given time will affect your ability to compete on the basis of experience.

40.   Identify the dominant competitors in your industry. Provide similar disclosure in the "Competition" discussion.

Our losses may exceed our loss reserves, which could significantly and negatively affect our business. – page 11

41.   Please provide a quantified discussion of your loss reserve activities to date.

The property and casualty reinsurance market may be affected by cyclical trends. – page 11

42.   Please discuss where in the cycle the industry is at the present time. To the extent you are operating in specific and or limited lines at the present time, you should focus on the situation in those lines in the specific geographical areas you are covering. The current discussion is too vague and generic to be meaningful.

A downgrade or withdrawal of our A.M. Best rating would significantly and negatively affect our ability to implement our business strategy successfully. – page 12

43.   You say that A.M. Best may downgrade your rating "as a result of a variety of factors including the risk factors included in this prospectus." It is unclear why your rating would be downgraded as a result of risk factors. Please explain. If there are specific risks discussed in the risk factors that could affect your rating you should identify them specifically. We may have additional comments after considering your response.

44.   To the extent that any of your current reinsurance agreements are terminable upon a downgrade or withdrawal of your A.M. Best rating, disclose the number of agreements that are terminable and the percentage of your current business that they represent. If the agreements would require you to transfer premiums you retain on a funds withheld basis to a beneficiary trust, please disclose this information. Additionally, disclose the rating you must maintain in order to prevent the agreements from being terminable.

Our failure to maintain sufficient letter of credit facilities or to increase our letter of credit capacity on commercially acceptable terms as we grow could significantly and negatively affect our ability to implement our business strategy. – page 12

45.   Please describe the potential consequences of a decline in the market value of your portfolio if banks are willing to accept your investment portfolio as collateral. For example, are they likely to require additional capital or reduce the letter of credit facility?

The inability to obtain business provided from brokers could adversely affect our business strategy and results of operations. – page 13

46.   Please disclose the number of brokers you are relying on. Please also identify them or explain to us why you believe this is not material information for investors.

The risks associated with insurance underwriting could adversely affect us. – page 14

47.   Please revise the risk factor heading to describe the risks associated with insurance underwriting and the potential adverse effects.

48.   Please disclose the number of quota-share and whole book of business arrangements you have entered into to date. Also disclose your aggregate potential liabilities under these arrangements.

We may be unable to purchase retrocession, and if we successfully purchase retrocession, we may be unable to collect, which could adversely affect our business, financial condition and results of operations. – page 14

49.   Please explain what the term "retrocession" refers to.

50.   Please disclose whether you have entered into any retrocessional arrangements to date.

Any suspension or revocation of our reinsurance license would materially impact our ability to do business and implement our business strategy. – page 15

51.   Under what circumstances could your reinsurance license be suspended or revoked?

We are subject to the risk of becoming an investment company under U.S. federal securities laws. – page 15

52.   We note your statement that registered investment companies are not permitted to operate their business in a manner in which you operate your business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies. Please describe the operations you would not be permitted to engage in and the relationships you would not be permitted to have if it were determined that you were an investment company that was required to be registered. Additionally, describe the consequences to your business if you were prohibited from these operations and relationships.

Insurance regulators in the United States or elsewhere may review our activities and claim that we are subject to that jurisdiction's licensing requirements. – page 16

53.   You refer to proposed legislation and regulations that may negatively affect you. Please briefly discuss the legislation and proposed regulations. Currently, a potential investor will not be able to evaluate the impact of these factors on your operations.

Current legal and regulatory activities relating to certain structured insurance products could affect our business, results of operations and financial condition. – page 16

54.   Please identify the "certain structured insurance products" you are referring to and discuss what the issues involving these products are. Also disclose whether you sell any of these or similar products. If so, disclose the amount of your revenue attributable to these products.

Potential conflicts of interest with DME Advisors may exist that could adversely affect us. – page 17

55.   Please explain the affiliation between you and Greenlight Capital Inc. If DME has any policies relating to the allocation of investment opportunities among its clients, please describe them. If no such policies exist, include this information and explain how such decisions are made.

Our investment portfolio may be concentrated in a few large position which could result in large losses. – page 18

56.   Please revise to describe the diversification of your current investment portfolio. For example, do you have 20% of your assets committed to any one investment?

The ability to use "soft dollars" may provide DME Advisors with an incentive to select certain brokers that may take into account benefits to be received by DME Advisors. – page 19

57.   Please explain the term "soft dollars" and explain the benefits that DME Advisors receive. Additionally, if accurate, disclose that the benefits that DME Advisors receive will not be passed through to you and the soft dollar arrangements present a conflict of interest between you and DME Advisors.

The Advisory Agreement has limited termination provisions. – page 19

58.   Please revise to describe the circumstances under which you would be able to terminate the agreement and disclose the date that the agreement expires.

Certain of our investments may have limited liquidity and lack valuation data. – page 19

59.   Please revise to disclose that DME Advisors ability to determine the value of any investments with limited liquidity or no public market constitutes a conflict of interest as DME Advisors fee is based on the value of the value of the investment portfolio.

Increased regulation or scrutiny of alternative investment strategies may affect our investment portfolio or our business reputation. – page 20

60.   Please explain the term "alternative investment strategies." Would increased regulation of alternative investment managers affect your investment agreement with DME Advisors? Please describe these potential effects.

Provisions of our Articles may reallocate the voting power of our Class A Ordinary Shares and subject holders of Class A Ordinary Shares to SEC compliance. – page 22

61.   We note your statement that holders of Class A Ordinary Shares will be effectively entitled to more than one vote per share. Please state what it means to be "effectively" entitled to more than one vote per share. Additionally, in an appropriate location in your document, provide enough information for shareholder to determine how many votes per share they would be entitled to if they purchase shares in the offering.

Use of Proceeds – page 29

62.   Please expand the discussion to discuss, in reasonable detail, what you intend to use the proceeds of this offering for and the amount that you will use for each purpose. It is not sufficient to state that you will use the proceeds for "additional capital" and "general corporate purposes." If you have no current specific plan for the proceeds, or a significant portion thereof, you should so state and discuss your principal reasons for the offering at the present time.

Dividend Policy – page 29

63.   Please quantify the amount of cash currently available for the payment of dividends.

Capitalization, page 30

64.   Please revise your disclosure in the second bullet point to briefly indicate the nature of the pro forma transactions that are listed in footnote three.

65.   Please revise your share capital presentation and footnote two disclosure to clearly disclose the shares of each class of common stock authorized and issued for your "pro forma" and "as adjusted for…" columns as well as your historical column. Please ensure that you clearly indicate either here or in footnote four that some of your Class B common stock will automatically convert to Class A common stock if your offering and associated private placement are consummated.

Dilution, page 31

66.   Please revise your disclosure to include the pro forma adjustments you include in your capitalization table on page 30. Please ensure that you start with your historical tangible net book value per share and show the effect of the pro forma adjustments to determine a pro forma tangible net book value before showing the effects of your offering and associated private placement.

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Premium Revenues and Risk Transfer, page 35

67.   Please represent to us that, in any future filings under the Exchange Act of 1934, you will disclose whether you record any material adjustments in the current period related to prior period estimates of premiums written and earned.

Loss and Loss Adjustment Expense Reserves, page 36

68.   We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why you have adjusted your assumptions used to determine the estimate from the assumptions used in the immediately preceding period; and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind as they relate to your current filing and any potential future Exchange Act filings in providing us your responses to the comments listed below.
   a.   You disclose that you establish your reserves for losses and loss adjustment expenses based in part on reports received from ceding companies and historical experience. We believe that the use of cedant data poses a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves. Please revise your disclosure to discuss the risks associated with making this estimate based on information received from cedants, and the effects and expected effects this uncertainty has or will have on your judgments and assumptions in establishing the assumed loss reserve.   Please address the following items to help describe the uncertainty:
      1.   The nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;
      2.   The time lag from when claims are reported to the cedants to when the cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;
      3.   How you specifically use the information received from the cedants in determining your assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;
      4.   Although you may not currently have a significant backlog related to the processing of assumed reinsurance information, please represent to us that you will disclose the impact of such a backlog on your reserves in future Exchange Act filings;
      5.   What process you perform to determine the accuracy and completeness of the information received from the cedants;
      6.   How you resolve disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and

7. How you use historical loss information to validate your existing reserves and/or as a means of noticing unusual trends in the information received from the cedants when you have recently begun underwriting operations. To the extent you use industry data, please disclose the types of data you utilize.

b. On page 37, you disclose that you initially reserve every account to the expected value of the pricing analysis. This sentence could be read to imply that you record the expected losses under the contract on the day signed. If this is true, please explain to us and revise your disclosure accordingly to indicate why you would record up-front an estimate of all losses to be incurred under the contract. Please reference for us the authoritative literature you rely upon to support your position. Otherwise, please revise your disclosure to clearly indicate when you accrue these losses.

c. Please revise your discussion of the procedure and methods you used to determine your reserve for loss and loss adjustment expenses to address the following items:

1. Explain how the methods you use for your short-tail business differ from the methods you use for any long-tail business and identify when you use each method identified.

2. Clarify how you apply the identified actuarial methods. In this regard, for example, explain how you utilize the paid loss development method when you recently began your underwriting operations and do not have significant history of paid claims.

3. Identify the unique development characteristics of each material short-tail and long-tail line of business.

4. Describe the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

d. Describe your policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by your actuaries.

1. If such a policy exists, describe the method you used to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

2. When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method you used to determine it, and the specific underlying reasons that explain why you believe the adjustment or reversal is necessary.

e. If in the future, you significantly revise your provision for losses of insured events of prior years please represent to us that, in any future Exchange Act filings, you will:
1. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
2. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

f. If in the future, you record significant reserves for loss and loss adjustment expenses please represent to us that, in any future Exchange Act filings, you will identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please represent that you will disclose the following:
1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
2. Explicitly identify and discuss key assumptions as of the latest balance sheet date that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

g. If in the future, you record significant reserves for loss and loss adjustment expenses please represent to us that, in any future Exchange Act filings, you will show investors the potential variability in the most recent estimate of your loss reserve by quantifying and presenting, preferably in a tabular format, the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. In addition, please represent that you will explain why you believe the scenarios quantified are reasonably likely.

Results of Operations, page 38

69.   Please revise to explain that a combined ratio of 118% signifies a loss of $0.18 for each $1.00 of premiums earned.

Liquidity and Capital Resources

Sources and Uses of Funds, page 41

70.   Although your current reserve for loss and loss adjustment expenses may not be material
       to your financial statements taken as a whole, please revise your disclosure to address
       your current and anticipated future asset and insurance liability matching process. In this
       regard, please address how you anticipate matching the maturities of your investments
       with the timing of the payments of your insurance obligations. As invest mainly in
       equity securities and carry all your investments as trading securities, please explain the
       potential impact of declines in market values on your ability to meet current insurance
       obligations.

Contractual Obligations and Commitments, page 43

71.   Please revise your disclosure to include your profit commissions in your contractual
       obligations table or explain to us why they are properly excluded from your table.

72.   Please describe and identify the private equity vehicles.

Quantitative and Qualitative Disclosures About Market Risk, page 43

73.   Please revise your disclosure to specifically address the market risk associated with your
       derivative financial instruments carried for trading purposes. Otherwise, explain to us
       why this disclosure is not warranted.

Foreign Currency Risk, page 44

74.   Your investments in securities denominated in foreign currencies appear to be material to
       your total investments. Please disclose the major concentrations of this foreign currency
       risk and one of the three quantitative disclosure alternatives provided in Item 305(a)(1) of
       Regulation S-K. Otherwise, please explain to us why this disclosure in not warranted.

Products, page 48

75.   Please disclose the percentage of your current business that falls within each of these
       categories.

Marketing and Distribution, page 49

76.   Please identify the three brokerage firms that accounted for 62.1%, 14.8% and 11.0% of your premiums written.

Alignment of Company and Client's Interests, page 50

77.   Please provide further explanation as to how you use profit commissions, self-insured retentions, co-participation and restatement premiums to align your interests with those of your clients.

Competition, page 52

78.   Please explain what it means to be an open market reinsurer.

Investment Results, page 52

79.   Please explain the terms "notional exposure basis," "full notional basis" and "delta-adjusted basis."

Investment returns, page 25

80.   We note that your net investment income includes interest from the promissory note, please explain what promissory note you are referring to.

Management, page 59

81.   Please revise the descriptions of the business backgrounds of your officers and directors to provide the following information:

    •   The dates that Mr. Courtis was employed by European International Reinsurance Company Ltd.;
    •   The dates that Mr. Hedges was employed by Platinum Underwriters Bermuda, Ltd.;
    •   Mr. Brooks' employment from 2003 to the present. If Mr. Brooks is retired, include the month and year of his retirement;
    •   The dates of Mr. Platt's employment with Amarna Corporation, LLC.

Certain Relationships and Related Parties, page 78

82.   Please disclose whether you are affiliated with Greenlight Capital, L.P., Greenlight
       Capital Qualified , L.P., Greenlight Capital Offshore, Ltd., Greenlight Masters and L.P.,
       Greenlight Masters Offshore I, Ltd. If you are explain how you are affiliated.

83.   We note that your advisory agreements with DME Advisors began on January 1, 2007.
       Please disclose whether the fees paid to DME during 2005 and 2006 were calculated the
       same way they will be calculated under your new agreement. If they were calculated
       differently, please disclose how they were calculated.

Promissory note, page 79

84.   Please disclose the interest paid on the note each year.

Tax Considerations, page 89

85.   Please file a tax opinion as an exhibit and revise the disclosure in the registration
       statement to identify the name of the firm providing the tax opinion and to clarify that the
       discussion included in the registration statement is a summary of their opinion. If you
       continue to include a summary in the registration statement, the opinion should be a long
       form opinion. Alternatively, you may include the opinion in the registration statement
       and file a short form opinion.

86.   Please revise to clearly state the opinion. In many instances, your discussion presents
       uncertainty. You may use the words "should" or "more likely than not…" or alternative
       phrases to clarify that some degree of uncertainty exists. In such case, it is necessary to
       explain why you cannot give a "will" opinion and describe the degree of uncertainty. In
       many instances, you have merely provided a description of the law. For example, see the
       discussion of "Passive Foreign Investment Companies." This is not acceptable.

Experts, page 106

87.   In the context of Item 304(a)(1)(i) of Regulations S-K, it appears that you dismissed
       KPMG LLP on December 12, 2006. If true, please revise your disclosure to clearly state
       your dismissal.

88.   You indicate that you had no disagreements with KPMG and that there were no
       reportable events in the two most recent fiscal years and the interim period preceding
       your determination to dismiss KPMG. The interim period preceding your determination
       is unclear. Please ensure that your statement regarding disagreements and reportable
       events covers the interim period through the date of dismissal.

89.   Please provide the letter from KPMG required by Items 304(a)(3) and 601(a)(16) of Regulation S-K and file this letter as Exhibit 16.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

90.   Please revise the presentation of your assets and liabilities in your annual and interim financial statements to comply with Rule 7-03(a) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies

Investments in Securities and Securities Sold, Not Yet Purchased, page F-7

91.   You disclose that you classify all investments in equities and bonds as trading securities under SFAS 115. You appear to include securities for which exchange quotations are not readily available in this classification. Please explain to us how your accounting for private equity securities complies with paragraph 46 of SFAS 60.

Note 6: Share Capital, page F-14

92.   Please revise your footnote disclosure to discuss your registration rights obligations as indicated on pages 79 and 82. Please disclose your accounting for these obligations.

93.   On pages F-14 and F-15 you disclose your option issuances to consultants and employees. In both instances you indicate that you utilized a 30% volatility factor in your assessment of the fair value of the options. You also indicate that you utilized a sample of select property and casualty reinsurers to determine the 30% volatility factor. Please revise your disclosure to clearly indicate the apparent differences between your company and those in your sample. In this regard, please disclose whether any of these companies were recent public companies with limited underwriting activity and discuss the potential impact on volatility associated with your policy to treat investments in debt and equity securities as trading securities. It would appear that your investment policy would result in more volatile earnings which in turn could reasonably be expected to result in more volatile enterprise values.

Note 9: Taxation, page F-16

94.   Please disclose here and in MD&A the aggregate dollar and per share effects of your
        Cayman Islands tax holiday. In addition, please revise your disclosure to clearly indicate
        why you were granted this holiday. Please see SAB 11:C.

Interim Consolidated Financial Statements

Consolidated Balance Sheets, page F-17

95.   Please revise the captions of your reinsurance balances receivable and reinsurance
        balances payable to clearly indicate the nature of these items. Even though you disclose
        that you have not yet ceded any balances to another insurer, your reinsurance receivable
        could be confused with retrocession recoverables. Please clarify whether your receivable
        relates to premiums or other items. It appears that your reinsurance payable relates to
        your profit commission arrangements. Please clarify.

Note 2: Significant Accounting Policies

Acquisition Costs, page F-22

96.   Please revise your disclosure to clarify whether your acquisition costs vary with and are
        directly attributable to the acquisition of insurance contracts.

Segment Information, page F-25

97.   Please provide your revenue by each product or group of similar products as required by
        paragraph 37 of SFAS 131. It appears that groupings based on the major product lines
        you disclose on page 48 would be appropriate.

Note 6: Loss and Loss Adjustment Expense Reserves, page F-30

98.   Please revise your disclosure to remove your provision for profit commissions or explain
        to us how your presentation complies with paragraphs 10 through 12 of SOP 94-5.

99.   It appears that your profit commissions are substantial compared to your loss and loss
        adjustment expenses. Please revise your disclosure in MD&A and Business, as
        appropriate, to clearly explain your profit commission provisions and any other
        participating features of your contracts. In this regard, please explain the mechanics of

the provisions resulting in your accrual at September 30, 2006 and how you are able to estimate these obligations. In addition, please disclose whether you have other participating features that may not yet be applicable and/or whether you expect future profit commissions and other participating features to be as material in future periods.

Part II

Item 15. Recent Sales of Unregistered Securities

100.   Please revise items 3 – 6 to identify the investors or class of investors. Please note that "accredited investors" is an acceptable class of investors but unaccredited investors is not. Additionally, disclose the number of investors in each offering.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at (202) 551-3609, or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

Cc: Kerry E. Berchem, Esq.
Akin Gump Strauss Hauer & Feld LLP
590 Madison Ave.
New York, NY 10022